DVL, INC. ANNOUNCES EXCHANGE OF DEBT FOR STOCK
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New York, New York,  January 14, 2002.  DVL, Inc.  ("DVL",  OTC Bulletin  Board:
"DVLN") announced today that effective December 31, 2001 it had entered into an agreement with Blackacre Bridge Capital, LLC ("Blackacre") under which Blackacre exchanged $1,188,278 principal amount of DVL's 10% Redeemable Promissory Notes (the "Notes") held by it into 4,753,113 shares of DVL's Common Stock. This represents a conversion rate of $.25 per share.

The transaction will result in an extraordinary gain in the fourth quarter of 2001 for DVL of approximately $500,000. As a result of the exchange, Blackacre will now own approximately 25% of DVL's issued and outstanding common stock.

DVL now has 21,313,563 shares of common stock issued and outstanding and approximately $2,400,000 principal amount of Notes outstanding. The Notes are redeemable in cash, or at the option of DVL, for common stock at a formula based upon the market price of the DVL common stock.

Alan Casnoff, President of DVL said, "We are delighted with the confidence shown by Blackacre in the company. This exchange will significantly reduce the potential future dilution to existing shareholders resulting from a redemption of the Notes for stock."


Blackacre is a private real estate investment management firm based in New York City.

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Included are statements regarding the intent, belief and/or current expectations of the Company and its management. The Company's stockholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, general economic conditions, and other risks and uncertainties that may be detailed in the Company's reports filed with the Security and Exchange Commission.

DVL, Inc. is a commercial finance and real estate company which owns and services real estate, commercial mortgages, residual interests in securitized portfolios and other diversified commercial and consumer finance assets.



For more information please contact Jay Thailer at (212) 350-9900